UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 4, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MATERIAL FACT

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR) hereby informs that, on this date, received from the Brazilian Securities and Exchange Commission (“CVM”) the Official Letter No. 411/2018/CVM/SEP, regarding the decision of the CVM Board of Commissioners on the requests for the interruption of the calling term for the Extraordinary General Meeting called for September 13, 2018, which content of the Informative of Board of Commissioners Meeting No. 34, of September 4, 2018, is transcribed below:

“REQUEST FOR THE INTERRUPTION OF THE CALLING TERM FOR THE EXTRAORDINARY GENERAL MEETING — FIBRIA CELULOSE S.A. — PROCS. SEI 199757.007756/2018-46 AND 19957.007885/2018-34 Reporter: SEP Prevented: PTE

By unanimous vote, the Board of Commissioners decided to reject the request for the interruption of the calling term for the EGM of Fibria Celulose S.A., called to September 13, 2018. The majority of the Board of Commissioners decided, based on the presented information, that there is no illegality on items (i), (ii), (iii), and (iv) of the EGM agenda. The Commissioner Gustavo Borba has presented a vote dissenting from the majority of the Board, as he understands that the transaction, as proposed, would be irregular.”

In this sense, the date of the Extraordinary General Meeting called for September 13, 2018 at 9:30 am, at the Company’s headquarters remains unchanged.

The company reinforces, through the disclosure of the information of this Material Fact, its commitment to transparency to its shareholders and investors.

São Paulo, September 4, 2018

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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